Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (Form F-3) and related Prospectus of Golar LNG Limited for the registration of common shares, preferred shares, debt securities, warrants, purchased contracts, rights and units of our reports dated May 1, 2017, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Golar LNG Partners LP,  included in the Annual Report (Form 20-F) of Golar LNG Partners LP for the year ended December 31, 2016, filed with the Securities and Exchange Commission, and incorporated by reference in the Annual Report (Form 20-F) of Golar LNG Limited for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP
London, United Kingdom
June 30, 2017